SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SOLID POWER, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83422N105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422N105

1	Name of Reporting Persons Decarbonization Plus Acquisition Sponsor III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,390,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,390,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (1)
11	Percent of Class Represented by Amount in Row 9 5.0% (2)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

Does not include 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were not exercisable within 60 days on December 31, 2021.

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 167,557,988 shares of the Issuer’s Common Stock outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

CUSIP No. 83422N105

1	Name of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,390,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,390,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (1)
11	Percent of Class Represented by Amount in Row 9 5.0% (2)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

Does not include 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were not exercisable within 60 days on December 31, 2021.

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 167,557,988 shares of the Issuer’s Common Stock outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

CUSIP No. 83422N105

1	Name of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,673,415
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,673,415

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,673,415
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (1)
11	Percent of Class Represented by Amount in Row 9 9.35% (2)
12	Type of Reporting Person IN

(1)

Does not include 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were not exercisable within 60 days on December 31, 2021.

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 167,557,988 shares of the Issuer’s common stock outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

CUSIP No. 83422N105

1	Name of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,673,415
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,673,415

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,673,415
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (1)
11	Percent of Class Represented by Amount in Row 9 9.35% (2)
12	Type of Reporting Person IN

(1)

Does not include 7,367,353 shares of the Issuer’s Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were not exercisable within 60 days on December 31, 2021.

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 167,557,988 shares of the Issuer’s common stock outstanding as of December 14, 2021, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on December 28, 2021.

Item 1.

(a)	Name of Issuer:

Solid Power, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

486 S. Pierce Avenue, Suite E

Louisville, CO 80027

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Decarbonization Plus Acquisition Sponsor III LLC (“Sponsor”)

Riverstone Holdings LLC (“Riverstone”)

David M. Leuschen

Pierre F. Lapeyre, Jr.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

Both the Sponsor and Riverstone are organized in the State of Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

83422N105

Item 3.

Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2021, based upon 167,557,988 shares of Class A Common Stock outstanding as of December 14, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsor III LLC	8,390,000	5.0%	0	8,390,000	0	8,390,000
Riverstone Holdings LLC	8,390,000	5.0%	0	8,390,000	0	8,390,000
David M. Leuschen	15,673,415	9.35%	0	15,673,415	0	15,673,415
Pierre F. Lapeyre Jr.	15,673,415	9.35%	0	15,673,415	0	15,673,415

Sponsor is the record holder of 8,390,000 shares of Common Stock and warrants to purchase 7,367,353 shares of the Issuer’s Common Stock that are not presently exercisable. Such warrants were not exercisable within 60 days on December 31, 2021. Riverstone SP Partners, LLC (“Riverstone SP”) is the record holder of 485,112 shares of Common Stock. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the managing member of Sponsor and the managing member of Riverstone SP. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor and Riverstone SP, respectively. Each such person or entity disclaims any such beneficial ownership.

REL Batavia Partnership, L.P. (“REL”) is the record holder of 6,798,303 shares of Common Stock. Mr. Leuschen and Mr. Lapeyre are the sole members of the ultimate general partner of REL. As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	DECARBONIZATION PLUS ACQUISITION SPONSOR III LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

RIVERSTONE HOLDINGS LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

/s/ Peter Haskopoulos, attorney-in-fact
David M. Leuschen

/s/ Peter Haskopoulos, attorney-in-fact
Pierre F. Lapeyre, Jr.

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement.